SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DIXIE GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

255519100

(CUSIP Number)

March 31, 2009

(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 255519100

(1) Names of reporting persons.: Robert E. Shaw

(2) Check the appropriate box if a member of a group (see instructions)

(a)

(b)

(3) SEC use only

(4) Citizenship or place of organization:  Georgia

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power	1,424,495
	(6)	Shared voting power	0
	(7)	Sole dispositive power	1,424,495
	(8)	Shared dispositive power	0

(9) Aggregate amount beneficially owned by each reporting person: 1,424.495

(10) Check if the aggregate amount in row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row 9: 12.08%

(12) Type of reporting person (see instructions):  IN

Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in theis statement is true, complete and correct.

Dated

March 31, 2009

Signature

  /s/ Robert E. Shaw

Name/Title

 Robert E. Shaw